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                                 UNITED STATES
                            SECURITIES AND EXCHANGE
                             Washington, D.C. 20549

                            -----------------------

                                 SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                                Amendment No. 1

                            -----------------------

                            CENTRAL NEWSPAPERS, INC.
                           (Name of Subject Company)
                            CENTRAL NEWSPAPERS, INC.
                      (Name of Person(s) Filing Statement)

              Class A Common Stock, no par value (CUSIP 154647101)
                                      and
                       Class B Common Stock, no par value
                         (Title of Class of Securities)

                                 Eric S. Tooker
                 Vice President, Secretary and General Counsel
                            Central Newspapers, Inc.
                            200 E. Van Buren Street
                             Phoenix, Arizona 85004
                                 (602) 444-1115
           (Name,address and telephone number of person authorized to receive notice and communications on behalf of the
                          person(s) filing statement)

                            -----------------------

                                 With a copy to
                              George R. Bason, Jr.
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000


[ ] Check the box if the filing relates solely to preliminary communications made the commencement of a tender offer.

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     Central Newspapers, Inc., a Delaware corporation, hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission (the "Commission") on July 3, 2000. The Schedule 14D-9 relates to the tender offer by Pacific and Southern Indiana Corp., an Indiana corporation and a wholly owned subsidiary of Gannett Co, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated July 3, 2000 and filed with the Commission, to purchase any and all of the outstanding shares of Class A Common Stock, no par value, and Class B Common Stock, no par value, of the Company pursuant to the conditions set forth in the Offer to Purchase dated July 3, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

Item 2.  Identity and Background of Filing Person

     (a) The second paragraph of Item 2 on page 1 of the Schedule 14D-9 is amended to read in its entirety as follows:

               This statement relates to the tender offer being made by Pacific and Southern Indiana Corp., an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Gannett Co., Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated July 3, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase any and all of the outstanding shares of Class A Stock, at a price of $64.00 per share, and any and all of the outstanding shares of Class B Stock, at a price of $6.40 per share, in each case in cash and without interest (subject to reduction for any applicable withholding taxes and stock transfer taxes) pursuant to the conditions set forth in the Offer to Purchase, dated July 3, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. According to the Offer to Purchase, tendering shareholders will not be obligated to pay brokerage fees or commissions in connection with the Offer. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibit 1 and Exhibit 2 hereto, respectively, and each is incorporated herein by reference. Copies of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this
          Schedule 14D-9.

     (b) The second sentence of the fifth paragraph of Item 2 on page 1 of the
Schedule 14D-9 is amended to read in its entirety as follows:

               All information in this Schedule 14D-9 or incorporated by reference herein concerning Purchaser or Parent, or their affiliates, or actions or events in respect of any of them, was provided by Purchaser or Parent. The Company has not verified the accuracy or completeness of any such information.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

     (a) The fifth paragraph of Item 3 on page 2 of the Schedule 14D-9 is amended to read in its entirety as follows:

               Company Action Relating to Executive Officers. The Company has entered into agreements with each of Louis A. Weil III, Thomas F. MacGillivray, and Eric S. Tooker providing each of these executives with certain retention incentives and severance protections. These agreements are filed as Exhibits 8 through 10 hereto. Under these agreements, upon the consummation of a change in control of the Company (which would occur upon the completion of the Offer) all stock options held by each of the executives will become fully vested and each executive will be entitled to a bonus ($2 million for Mr. Weil and $1 million for each of Mr. MacGillivray and Mr. Tooker). In addition, if, following the change in control, an executive suffers a termination or constructive termination of employment (as is expected to occur) or if an executive resigns from his employment one year after the change in control, such executive will be entitled to severance pay equivalent to three times the sum of each executive's annual base salary and 1999 annual bonus, his full 2000 annual bonus, and continued coverage under the Company benefit


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          plans for three years. The maximum aggregate dollar amount of such severance pay which may be payable to these executive officers is approximately $11,795,000.

     (b) The sixth paragraph of Item 3 on page 2 of the Schedule 14D-9 is amended to read in its entirety as follows:

               The Company has entered into agreements with eleven other officers of the Company providing that upon the consummation of a change in control of the Company (which would occur upon the completion of the Offer) all stock options held by such officers will become fully vested. In addition, if, following the change in control (which would occur upon the completion of the Offer), an officer suffers a termination or constructive termination of employment, such officer will be entitled to severance pay equal to two times the sum of such officer's annual base salary and 1999 annual bonus, his or her full 2000 annual bonus, and continued coverage under the Company's benefit plans for two years. The maximum aggregate dollar amount of such severance pay which may be payable to these officers is approximately $7,972,000. A copy of the form of these agreements is filed as Exhibit 11 hereto.

     (c) Item 3 of the Schedule 14D-9 is also amended by adding the following new paragraph immediately after the sixth paragraph:

               The aggregate value of stock options held by Messrs. Weil, MacGillivray and Tooker and the other officers referred to above which will become fully vested upon a change of control of the Company is approximately $14,320,600 (based on the offer price of $64 per share of Class A Stock).

Item 4.  The Solicitation or Recommendation

     (a) Section (b) of Item 4 on pages 3 to 5 of the Schedule 14D-9 is amended to read in its entirety as follows:

               (b) Background Of the Offer

               In recent years, management of the Company has noted with concern both an increasingly difficult and changing environment in the newspaper industry and a recent trend toward consolidation. The Company's management believed that while the Company's sizeable operations made it difficult to operate as a purely local organization, its size and scale were not sufficiently large to enable the Company to benefit from economies of scale available to larger competitors in the industry. As a result, in early 2000, senior management of the Company concluded that it might become increasingly difficult for the Company to remain competitive and profitable on a stand-alone basis and determined to examine the alternatives available to the Company with a view to maximizing shareholder value. To assist it in this undertaking, senior management met with representatives of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to discuss strategic alternatives available to the Company. The alternatives discussed included a more aggressive approach to acquisitions, a leveraged buyout of the Company, and a possible sale of the Company.

               On March 23, 2000, senior management of the Company met with two of the income beneficiaries of the Trust to discuss the restrictions in the instrument creating the Trust on a sale by the Trust of its Class B Stock in the Company. The Trust agreement prohibited the sale by the Trust of its Class B Stock unless the trustees unanimously determined that the prohibition seriously threatened a substantially complete loss of the value of the Trust's shares of Company Stock, and obtained written consent to the voiding of the prohibition from two-thirds of the adult beneficiaries entitled to income from the Trust. Management also discussed with the two beneficiaries various ways the Company could more fully realize shareholder value.

               On April 25 and 26, 2000, senior management of the Company and the three trustees of the Trust participated in planning meetings that included a detailed discussion of the Company's future business prospects and various strategic alternatives, including those referred to above. The participants also


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          discussed again the restriction under the Trust documents on the sale by the Trust of its shares of Class B Stock. Senior management of the Company and the trustees agreed to consider actively strategic alternatives for the Company. The Company then engaged DLJ to advise it regarding strategic alternatives. The Trust engaged Goldman Sachs
          & Co. ("Goldman Sachs") on May 1, 2000 as its financial advisor in connection with a possible sale of all or a portion of the Company.

               During late April and early May 2000, the Company and the Trust engaged in preliminary discussions with a third party regarding that party's possible interest in an acquisition of the Company. The Company entered into a nondisclosure agreement with the third party and such party conducted preliminary due diligence. The parties and their respective financial advisors had discussions with respect to the value of the Company but these discussions were terminated after the parties failed to reach agreement on this issue.

               On May 12, 2000, senior management of the Company and the trustees of the Trust met with representatives of DLJ and Goldman Sachs, as well as counsel for the Company and separate counsel for the Trust, to discuss further a possible sale of the Company. Senior management of the Company and the trustees agreed to proceed to investigate the possibility of a targeted sale process if the trustees determined that the restriction on the Trust selling its Class B Stock should be voided and the required beneficiaries' consents were obtained.

               On May 16, 2000, at the annual meeting of the Company's Board of Directors, senior management discussed the proposed sale process and received permission from the Board to proceed with the exploration of options with respect to such sale.

               On May 22, 2000, the trustees of the Trust received a presentation from the Company's management regarding the future prospects of the Company, received financial advice from Goldman Sachs, and received legal advice from the Trust's counsel. The Company understands that, having considered the information presented and advice given, the trustees unanimously determined that, over time, a substantially complete loss of value of the Trust property was seriously threatened by the prohibition on the sale of Class B Stock. Accordingly, the Company understands that, having considered the information presented and advice given, the trustees determined that the Trust and the Company should cooperate in order to determine whether a sale of the Company on acceptable terms would be possible. Subsequently, the trustees received the required consent of the adult income beneficiaries of the Trust to the lifting of the restriction, and the restriction became void.

               Shortly thereafter, senior management of the Company notified DLJ of the trustees' determination and authorized DLJ to begin contacting potential buyers. On June 8, 2000, the Company issued a press release confirming that it had retained a financial advisor and was in preliminary discussions regarding a possible sale or other business combination involving the Company. Senior management of the Company and DLJ then prepared a confidential information memorandum concerning the Company and DLJ contacted approximately six potential purchasers. Each of these potential purchasers then executed a nondisclosure agreement and was sent a confidential information memorandum. Over the course of the next several weeks, five of these potential buyers visited the due diligence data room established by the Company and its advisors, and four of them discussed the business and prospects of the Company with senior management. The potential buyers were invited to submit a written acquisition proposal and a mark-up of a draft Merger Agreement and a draft Voting Agreement that the Company and the trustees of the Trust had indicated they would be willing to sign.

               On June 23, 2000 some of the potential buyers who conducted due diligence submitted bids. Parent submitted an all cash bid for Class A Stock at $63.00 per share and Class B Stock at $6.30 per share. On June 24, 2000, senior management of the Company met telephonically with DLJ and the Company's counsel, and the trustees met telephonically with senior management of the Company, Goldman Sachs and the Trust's counsel, to review the proposals and indicate their views to the Company. On June 24 and 25,


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          based on those discussions, the Company's counsel and representatives of DLJ had discussions with representatives of Parent and its counsel regarding the proposed contract terms and transaction structure. On June 25, 2000, DLJ advised Parent that the Company would be willing to pursue negotiations with it on an exclusive basis if Parent were prepared to increase its bid. Parent then advised DLJ that it would increase its bid for Class A Stock to $64.00 per share and Class B Stock to $6.40 per share, subject to acceptable resolution of remaining open issues.

               On June 25, 2000, the Board held a telephonic meeting at which senior management, DLJ, and the Company's outside counsel reviewed with the Board the process and status of discussions with Parent and the principal terms under discussion. The Trust's counsel and Goldman Sachs participated in this meeting. After concluding that the bid submitted by Parent was the most attractive to the Company, particularly because the consideration offered was clearly superior to that offered in any other bid, the Board authorized management and the Company's financial and legal advisors to proceed with negotiation of a definitive agreement with Parent.

               On June 27, 2000, certain executives of Parent and certain trustees and beneficiaries of the Trust met in Indianapolis to discuss the operations of Parent and the Company, as well as the proposed transaction.

               On June 28, 2000, the Board met to consider approval of the Merger Agreement. DLJ delivered its written opinion to the effect that, as of the date of the written opinion, and based on and subject to the assumptions, limitations and qualifications set forth in the written opinion, the consideration to be received by the Company's shareholders was fair from a financial point of view. Davis Polk & Wardwell, counsel for the Company, reviewed with the Board the material provisions of the Merger Agreement. Following these presentations, the Board of Directors of the Company unanimously approved adoption of the Merger Agreement and agreed, subject to
          Section 7.04 of the Merger Agreement, to recommend that the Offer be accepted, and, if a meeting of stockholders is required by law, that the Merger Agreement be adopted by the Company's shareholders.

               The Company understands that immediately following the Board of Directors' meeting, the trustees of the Trust met, received presentations from the Trust's counsel and Goldman Sachs regarding the material terms of the Voting Agreement and the Merger Agreement and the transactions contemplated thereby, and unanimously approved the execution of the Voting Agreement and the transactions contemplated by the Merger Agreement.

               Immediately thereafter, the Company, Parent and Purchaser executed the Merger Agreement, and Parent, Purchaser and the Trust executed the Voting Agreement. Parent and the Company then issued a joint press release announcing the execution of the Merger Agreement and the transactions contemplated thereby.

               On July 3, 2000, Parent and the Purchaser commenced the Offer.

     (b) Factors (4), (5) and (9) set forth in Section (c) of Item 4 on pages 5 and 6 of the Schedule 14D-9 are amended to read in their entirety as follows:

          (4) The price offered by Parent for each share of Class A Stock represents a premium to historical and recent market prices for the shares of such stock. The offer price represents a 7% premium to the market price of Class A Stock as of June 26, 2000 and a premium of 103% to the market price as of June 7, 2000, the day prior to the Company's June 8, 2000 announcement. The market price increased significantly immediately after such announcement.

          (5) The fact that, during the course of the targeted auction process conducted by the Company and its advisors, the Company had discussed a possible transaction with several potential bidders and the consideration offered by Parent was clearly superior to that offered by any other interested party.


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          (9) The belief of the Board of Directors that the transactions were fair to, and in the best interests of, holders of Class A Stock and holders of Class B Stock.

     (c) Section (c) in Item 4 is also amended by inserting a new penultimate paragraph on page 6 of the Schedule 14D-9 to read as follows:

               The Board of Directors considered all of the above factors as a whole, and, overall, considered the factors to be favorable to and to support its determination. However, the general view of the Board of Directors was that factors (2) and (12) were part of a general mix of available information without being clearly favorable or unfavorable, that factors (10) and (11) were uncertainties, risks or drawbacks relating to the transaction, and that the other reasons and factors described above were generally considered favorable.

     (d) The last paragraph of Section (c) in Item 4 on page 6 of the Schedule 14D-9 is amended to read in its entirety as follows:

               The full text of DLJ's written opinion discussed above, which sets forth, among other things, the assumptions made, matters considered and limitations in the review undertaken by DLJ in connection with the opinion, is attached hereto as Annex A and is incorporated herein by reference. DLJ's opinion is directed to the Board of Directors, addresses only the fairness of the consideration, from a financial point of view, to be received in the Offer and the Merger by holders of the Company Stock and does not constitute a recommendation to any stockholder to approve the Merger, or to tender his or her shares pursuant to the Offer. DLJ's opinion addresses the fairness of the aggregate consideration to be received by the holders of the Company Stock and does not address the relative value of each class of Company Stock. Holders of shares are urged to read the opinion carefully and in its entirety. The references to the opinion of DLJ in this Schedule 14D-9 are qualified in their entirety by reference to the full text of such opinion.

Item 5.   Persons Retained, Employed or to Be Compensated

     The second paragraph of Item 5 on page 7 of the Schedule 14D-9 is amended to read in its entirety as follows:

               Also pursuant to the Letter Agreement, the Company agreed to pay DLJ (a) a fee of $3,000,000, which was payable at the time DLJ notified the Board of Directors that it was prepared to deliver the opinion referred to above, and (b) additional cash compensation payable at consummation of the transaction equal to 0.5% of the aggregate value of outstanding common stock of the Company (treating any shares issuable upon exercise of options, warrants or other rights of conversion as outstanding), plus the amount of any debt assumed, acquired, remaining outstanding, retired or defeased or preferred stock redeemed or remaining outstanding in connection with the transaction, less the amount paid by the Company pursuant to clause (a) above. In addition, the Company agreed to reimburse DLJ, upon DLJ's request from time to time, for all out-of-pocket expenses, including the reasonable fees and expenses of counsel, incurred by DLJ in connection with its engagement and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under U.S. federal securities laws. DLJ has performed investment banking services for the Company in the past and has been compensated for such services.

Item 8.   Additional Information to be Furnished

      (a) The third paragraph of Item 8 on page 8 of the Schedule 14D-9 (immediately prior to the chart entitled "2000 Business Plan") is amended to read in its entirety as follows:

               The projected financial information set forth below necessarily reflects numerous assumptions with respect to general business and economic conditions and other matters, many of which are inherently


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          uncertain or beyond the Company's or the Recipients' control, and does not take into account any changes in the Company's operations or capital structure which may result from the Offer and the Merger. Among other factors, the projected financial information assumes: revenue growth from continuing operations of 6.4%, an operating margin of 22.5%, expense growth from continuing operations of 6.4%, a tax rate of 39% and capital expenditures of $60 million in 2000. It was also assumed that economic activity in the Company's primary markets would continue to grow at present rates and that newsprint prices would increase by $50 per metric ton on October 1, 2000. It is not possible to predict whether the assumptions made in preparing the projected financial information will be valid, and actual results may prove to be materially higher or lower than those contained in the projections. The inclusion of this information should not be regarded as an indication that Company or any other person who received this information considered it a reliable predictor of future events, and this information should not be relied on as such.

     (b) The fourth paragraph of Item 8 on page 8 and 9 of the Schedule 14D-9 (immediately after to the chart entitled "2000 Business Plan") is amended to read in its entirety as follows:

              (c) Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including without limitation, the Plan Projections, are forward-looking statements that involve risks and uncertainties. Such information has been included in this
          Schedule 14D-9 for the limited purpose of giving stockholders access to projections by the Company's management that were made available to the Recipients. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing Plan Projections were based on assumptions concerning the Company's operations and business prospects in 2000, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The Plan Projections were also based on other revenue, expense and operating assumptions. Certain of these assumptions are set forth in the immediately preceding paragraph. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Such uncertainties and contingencies include, but are not limited to: changes in the economic conditions in which the Company operates, greater than anticipated competition or price pressures, new product offerings, better or worse than expected customer growth resulting in the need to expand operations and make capital investments, and the impact of investments required to enter new markets. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, the Plan Projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts, and are included in this Schedule 14D-9 only because such information was made available to the Recipients by the Company. Neither the Recipients' nor the Company's independent accountants have examined or applied any agreed upon procedures to this information and the Company has made no representations to the Recipients regarding such information. Neither the Recipients nor the Company intends to provide any updated information with respect to any forward-looking statements.

Item 9.   Material to Be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is amended to include the following additional exhibits:

          Exhibit 8: Executive Change of Control Agreement with Eric S. Tooker dated May 23, 2000.

          Exhibit 9: Executive Change of Control Agreement with Louis A. Weil, III dated May 23, 2000.

          Exhibit 10: Executive Change of Control Agreement with Thomas K. MacGillivray dated May 23, 2000.


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          Exhibit 11: Form of Executive Change of Control Agreement entered into with eleven other officers of the Company.

Schedule I. Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

          (a) The fourth paragraph on page 11 of Schedule I to the Schedule 14D-9 is amended to read in its entirety as follows:

                    The information contained in this Information Statement
               concerning Parent and Purchaser has been furnished to the Company by Parent or Purchaser. The Company has not independently verified the accuracy or completeness of such information.

          (b) Footnote (16) on page 14 of Schedule I to the Schedule 14D-9 is amended to read in its entirety as follows:

                    Ariel Capital Management, Inc. holds all such shares for
               client accounts, none of which individually represents more than 5% of the outstanding Class A Stock, and disclaims beneficial ownership of such shares. Ariel Capital Management, Inc., in its capacity as investment advisor, has sole voting power, and sole dispositive power, with respect to 4,619,519 and 4,960,219 shares, respectively. The information contained in this section was obtained from a Schedule 13G dated May 31, 2000 filed by Ariel Capital Management, Inc. with the Securities and Exchange Commission. The Company has not independently verified the accuracy or completeness of the information reported.

          (c) The second complete paragraph on page 14 of Schedule I to the
Schedule 14D-9 is amended to read in its entirety as follows:

                    The information contained in this Information Statement
               concerning Purchaser or Parent has been furnished to the Company by Purchaser and Parent. The Company has not independently verified the accuracy or completeness of this information. The Board of Directors of the Company currently consists of seven members. The Parent has informed the Company that the Purchaser Designees will be any of the directors and executive officers of Parent listed on Schedule 1 of Purchaser's Offer to Purchase under the captions "Directors of Parent" and "Directors of Purchaser". A copy of the Offer to Purchase is being mailed to the Company's stockholders together with the attached Schedule 14D-9 and this Information Statement. Such information in such schedule and related information in Section 8 of the Offer to Purchase is incorporated herein by reference.

          (d) The section entitled "Company Performance" on page 25 of Schedule I to the Schedule 14D-9 is amended by adding the following new paragraph immediately after the first paragraph in such section:

                    The Class B Common Stock is not listed on any national or
               regional securities exchange or reported on a national quotation system. To the Company's knowledge, there is no established trading market for the Class B Common Stock.


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                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          CENTRAL NEWSPAPERS, INC.


                                           /s/ Louis A. Weil, III
                                          ----------------------------
                                          Name:  Louis A. Weil, III
                                          Title: Chairman, President and Chief
                                                   Executive Officer


Dated: July 21, 2000


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